Exhibit 12
Conagra Brands, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
($ in millions)

Thirty-nine weeks ended
February 26, 2017
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$655.8
Add (deduct):
Fixed charges	180.6
Distributed income of equity method investees	30.5
Capitalized interest	(3.8)
Earnings available for fixed charges (a)	$863.1

Fixed charges:
Interest expense	$160.7
Capitalized interest	3.8
One third of rental expense (1)	16.1
Total fixed charges (b)	$180.6

Ratio of earnings to fixed charges (a/b)	4.8

(1) Considered to be representative of interest factor in rental expense.